EXHIBIT 99.1


                                                               [GRAPHIC OMITTED]


Press Release

HEAD NV Announces Results for the Three Months and Full Year ended 31 December 2003

Rotterdam - February 24th 2004 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 31 December 2003 compared to the three months ended 31 December 2002:

o  Net revenues increased 19.2% to $161.8 million
o Operating profit before restructuring costs increased by $2.1 million to $18.0 million
o  Operating profit decreased by $5.4 million to $10.5 million
o  Net income decreased by $6.4 million to $1.9 million

For the twelve months ended 31 December 2003 compared to the twelve months ended 31 December 2002:

o  Net revenues increased 11.3% to $431.2 million
o Operating profit before restructuring costs worsened by $9.1 million to $8.6 million
o  Operating result worsened by $17.5 million to $0.2 million
o  Net loss increased by $12.0 million to $14.7 million
o Net cashflow from operations decreased by $5.9 million to a $17.3 million cash inflow

Johan Eliasch, Chairman and CEO, commented:

"The fourth quarter has been very busy and successful for Head. We have achieved revenue growth in all of our product categories, with the exception of a small decline in Diving. We are also on schedule with our previously announced restructuring and reorganizing program.

We have largely completed the consolidation of our US warehouses into just one location. We have transferred our ski boot and diving manufacturing from Estonia to a new plant in the Czech Republic in preparation for the closing and ultimately the sale of the Estonian facility. Following successful union negotiations we are in the process of closing our tennis ball production facility in Ireland and transferring these operations to our world-class facility in Phoenix, Arizona.

All these projects will start to have a positive impact on the P&L from 2004.

In January, we also successfully completed the sale of (euro)135 million of 8.5% unsecured senior notes. With the net proceeds the Company has redeemed all of its outstanding 10.75% senior notes and will repay approximately (euro)31.5 million of other debt. The remainder of the funds will be used for working capital and other general corporate purposes.

All in all, I believe we are in very good shape for 2004."

Revenues

                                  For the Three Months Ended      For the Years Ended
                                          31 December,               31 December,
                                     2002          2003           2002          2003
                               ---------------------------------------------------------
                                 (unaudited)   (unaudited)            (unaudited)
                               ---------------------------------------------------------
                                       (in thousands)               (in thousands)
Product category:
Winter Sports..................  $    81,435   $   106,343    $   144,667    $  188,768
Racquet Sports.................       35,642        37,612        168,822       166,417
Diving.........................       15,927        14,939         65,600        66,322
Licensing......................        2,760         2,947          8,399         9,701
                                  -------------------------    -------------------------
 Total Revenues................  $   135,764   $   161,842    $   387,488   $   431,208
                                  =========================    =========================

Winter Sports

For the three-month period ended 31 December 2003, our Winter Sports revenues increased by 30.6%, or $24.9 million, to $106.3 million from $81.4 million in the same period in the prior year. For the twelve months ended 31 December 2003, our Winter Sports revenues increased by 30.5%, or $44.1 million, to $188.8 million from $144.7 million in the same period in the prior year.

Revenues increased in all of our product segments due in part to the strengthening of the euro against the US dollar and also due to the positive reaction by the market to our product offering. In the current difficult market conditions we believe that we have both outperformed the market and many of our key competitors and expect to gain market share in a number of our products and geographies.

Gross margins improved in the fourth quarter but were still down for the twelve months of 2003 compared to the same periods of 2002. This was due to a change in the product mix in the division this year and also the negative currency impact of costs in this division that are largely incurred in euro.

Racquet Sports

For the three-month period ended 31 December 2003, our Racquet Sports revenues increased by $2.0 million or 5.5%, to $37.6 million from $35.6 million for the three months ended December 31 2002. For the twelve-month period ended 31 December 2003, our Racquet Sports revenues decreased by $2.4 million or 1.4%, to $166.4 million from $168.8 million in the same period in 2002.

The increased revenue and gross margin for the fourth quarter are due to excellent sales of our new Liquidmetal tennis racquets series. Liquidmetal is the most talked about new racquet technology in a decade and has already become the world's best selling new racquet technology.

The revenue and margin decline for the twelve-month period is due to the very tough market conditions particularly in the US tennis racquet and tennis ball markets that affected our first half results. In the fourth quarter we saw some signs of recovery in the market, particularly in racquets, and we expect this to carry over into 2004.

Diving

For the three-month period ended 31 December 2003, our Diving revenues decreased by 6.2% or $1.0 million, to $14.9 million from $15.9 million in the comparable 2002 period due to some timing differences. For the twelve-month period ended 31 December 2003, our Diving revenues increased by 1.1% or $0.7 million, to $66.3 million from $65.6 million in the comparable 2002 period. However this is partly due to the effect of reporting our consolidated revenues in US dollars as we actually experienced declines in local currency sales in some markets.

Gross margins have been impacted by declines in certain local currency sales and also by the impact of currency movements on costs. Additionally, margins have been reduced by the sale of some obsolete stock, fewer high margin sales to Japan and an increase in our inventory reserve. We feel this increase in reserve is prudent given the current weak market conditions.

Licensing

For the three-month period ended 31 December 2003, our Licensing revenues increased by $0.2 million, to $2.9 million from $2.8 million in the same period in 2002. For the twelve-month period ended 31 December 2003, our Licensing revenues increased by $1.3 million, to $9.7 million from $8.4 million in the comparable 2002 period.

The increases were due to the strengthening of the euro against the US dollar.

Profitability

For the twelve months ended 31 December 2003, gross profit increased by $11.1 million to $165.2 million from $154.1 million in 2002. Our gross margin decreased to 38.3% in 2003 from 39.8% in 2002 due to lower average prices, the inclusion of costs associated with various reorganization programmes and the strengthening of the euro against the US dollar, which adversely affected our euro denominated costs.

For the twelve months ended 31 December 2003, selling and marketing expense increased by $14.5 million, or 14.1%, to $117.1 million from $102.6 million in 2002. This increase was due to exchange rate effects on these predominantly euro denominated costs and an increase in the bad debt allowance of $1.9 million.

For the twelve months ended 31 December 2003, general and administrative expenses increased by $6.8 million, or 21.1%, to $38.8 million from $32.1 million in 2002. This increase was due to exchange rate effects on these predominantly euro denominated costs.

We also recorded $1.6 million in the twelve-month period ended 31 December 2002 and $0.7 million in the twelve-month period ended 31 December 2003, as non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

In 2003, we recorded $8.4 million restructuring costs to implement our cost reduction program in the US, Estonia and Ireland.

As a result of the foregoing factors, including the costs of the restructuring program, operating income for the twelve months ended 31 December 2003, decreased by $17.5 million, or 98.6%, to $0.3 million from $17.8 million in 2002.

For the twelve months ended 31 December 2003 interest expense increased by $2.3 million or 19.9% to $14.0 million from $11.7 million in 2002. The increase was due to the strength of the euro against the dollar in particular on the euro denominated 10.75% senior notes that will be redeemed in March 2004. The Company's interest expenses are mostly in euro.

For the twelve months ended 31 December 2003 interest income increased by $0.1 million to $1.1 million from $0.9 million in the comparable 2002 period.

For the twelve months ended 31 December 2003, we recorded a foreign currency exchange loss of $1.1 million, compared to a loss of $7.4 million in 2002. This reduction was primarily due to the reclassification of non-euro denominated intercompany accounts receivable at one of our euro-based subsidiaries to permanently-invested intercompany receivables.

For the twelve months ended 31 December 2003, other income, net decreased by $0.4 million to a net expense of $0.02 million from $0.4 million income in 2002.

For the twelve months ended 31 December 2003, income tax expense decreased by $1.8 million to $0.8 million from $2.6 million in 2002.

As a result of the foregoing factors, for the twelve months ended 31 December 2003, the Company had a net loss of $14.7 million, compared to a net loss of $2.6 million in 2002.

2004 Outlook

Whilst we do not expect conditions in the sporting goods market to improve dramatically during 2004, we believe the signs are that there will be some growth in demand in our product categories.

We intend to continue to launch innovative products to help stimulate market demand and also to grow our market share.

We also expect to largely complete our restructuring and reorganizing program during 2004 and the benefits of this will be felt from 2004 onwards.

In conclusion, we expect reported revenues and operating profits, excluding one-time charges, for 2004 to be ahead of the levels achieved in 2003.

Consolidated Results

                                            For the Three Months          For the Years
                                             Ended 31 December,         Ended 31 December,
                                           -------------------------------------------------
                                              2002         2003         2002         2003
                                           -------------------------------------------------
                                          (unaudited)  (unaudited)               (unaudited)
                                                (in thousands)           (in thousands)
REVENUES
Total revenues.........................   $  135,764   $  161,842   $  387,487   $  431,208
Cost of sales..........................       83,301       98,184      233,402      266,023
                                           -----------------------   -----------------------
 Gross profit..........................       52,463       63,658      154,084      165,186
                                           =======================   =======================
 Gross margin..........................        38.6%        39.3%        39.8%        38.3%
Selling & marketing expense............       27,477       34,441      102,619      117,071
General & administrative expense (excl.
non-cash compensation expense).........        8,671       11,057       32,081       38,847
Non-cash compensation expense..........          407          164        1,632          654
Restructuring costs....................           --        7,493           --        8,368
                                           ------------------------  -----------------------
 Operating income......................       15,908       10,503       17,753          245
                                           ========================  =======================
Interest expense.......................       (3,007)      (3,759)     (11,677)     (13,999)
Interest income........................          394          319          940        1,050
Foreign exchange loss..................       (2,870)        (938)      (7,387)      (1,103)
Other income (expense), net............          218           97          387          (18)
Income tax expense.....................       (2,282)      (4,273)      (2,630)        (832)
                                           ------------------------  -----------------------
 Net income (loss).....................   $    8,361   $    1,949   $   (2,615)  $  (14,657)
                                           ========================  =======================


About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Rainer Schuettler, Marat Safin, Marco Buechel and Francisco "Pipin" Ferreras.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Amanda Hobman, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: htmah@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

This press release should be read in conjunction with the company's quarterly report for the period ended 31 December 2003.


This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.